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As Filed with the Securities and Exchange Commission on August 12, 2005

Registration No. 333-124340

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IAC/INTERACTIVECORP
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4833 (Primary Standard Industrial Classification Code Numbers)	59-2712887 (I.R.S. Employer Identification Number)
152 West 57th Street New York, New York 10019 (212) 314-7300 (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Gregory R. Blatt, Esq.
Executive Vice President, General Counsel and Secretary
IAC/InterActiveCorp
152 West 57th Street
New York, New York 10019
(212) 314-7300
(Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent For Service)
Copies to:
David C. Karp Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Brett M. Robertson Ask Jeeves, Inc. 555 12th Street, Suite 500 Oakland, California 94607 (510) 985-7400	Douglas D. Smith Peter T. Heilmann Gibson, Dunn & Crutcher One Montgomery Street, Suite 3100 San Francisco, CA 94104 (415) 393-8200

        Approximate date of commencement of proposed sale to the public: The merger of AJI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of IAC/InterActiveCorp, with and into Ask Jeeves, Inc., was consummated on July 19, 2005.

        If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒ 333-124340

        This Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (Reg. No. 333-124340) shall hereafter become effective in accordance with the provisions of Section 8(c) of the Securities Act of 1933.

EXPLANATORY NOTE

        This Post-Effective Amendment No. 1 to Form S-4 Registration Statement No. 333-124340 is filed solely to file Exhibits 8.1a and 8.2a as additional exhibits to the Registration Statement. In accordance with Section 462(d) of the Securities Act of 1933, as amended, this Post-Effective Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21.    Exhibits and Financial Statement Schedules.

  Exhibits.

Exhibit Number		Description
2.1		Agreement and Plan of Merger, dated as of March 21, 2005, by and among IAC/InterActiveCorp, AJI Acquisition Corp. and Ask Jeeves, Inc.*
5.1		Form of opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares being issued.*
8.1		Form of opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.*
8.1	a	Form of opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.
8.2		Form of opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.*
8.2	a	Form of opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.
10.1		Employment Agreement, dated March 20, 2005, between Steve Berkowitz, AJI Acquisition Corp. and IAC.*
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Ernst & Young LLP.
23.3		Consent of Ernst & Young LLP.
23.4		Consent of Ernst & Young LLP.
23.5		Consent of Ernst & Young LLP.
23.6		Consent of Wachtell, Lipton, Rosen & Katz.*
23.6	a	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1a hereto).
23.7		Consent of Gibson, Dunn & Crutcher LLP.*
23.7	a	Consent of Gibson, Dunn & Crutcher LLP.
99.1		Opinion of Allen & Company LLC.*
99.2		Opinion of Citigroup Global Markets Inc.*
99.3		Consent of Allen & Company LLC.*
99.4		Consent of Citigroup Global Markets Inc.*
99.5		Form of Proxy Card of Ask Jeeves, Inc. for Common Stock.*
99.6		Consolidated Financial Statements of TripAdvisor, Incorporated.*

*
Previously filed.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on August 12, 2005.

IAC/INTERACTIVECORP
By:	/s/ GREGORY R. BLATT
	Name:	Gregory R. Blatt
	Title:	Executive Vice President, General Counsel and Secretary

        KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned directors and officers of IAC/InterActiveCorp, a Delaware corporation (the "Company"), which proposes to file with the Securities and Exchange Commission, Washington, D.C. ("SEC") under the provisions of the Securities Act of 1933, as amended (the "Act"), one or more registration statements on Form S-4 ("Registration Statement") for the registration under said Act of shares of the Company's common stock, par value $0.01 per share, hereby constitutes and appoints Thomas J. McInerney, Gregory R. Blatt and Joanne Hawkins his or her true and lawful attorneys-in-fact and agents, and each of them individually with full power to act without the other, his or her true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, individually and in any and all capacities stated below to sign the Registration Statement and any and all amendments (including any and all post-effective amendments) thereto and any and all instruments necessary or advisable in connection therewith, including, without limitation, petitions, applications, consents to service of process or other instruments, any and all documents in support thereof or supplemental thereto, and any and all amendments or supplements to the foregoing, as may be necessary or advisable to qualify or register the securities covered by said Registration Statement under such securities laws, regulations or requirements as may be applicable, and to file the same with all exhibits thereto and any and all other documents in connection therewith, with the SEC, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requested and necessary to be done in and about the premises as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

        IN WITNESS WHEREOF and pursuant to the requirements of the Securities Act, this power of attorney and this registration statement has been signed by the following persons in the capacities indicated as of August 12, 2005.

Signature	Title

/s/ BARRY DILLER* Barry Diller	Chairman of the Board, Chief Executive Officer and Director
/s/ VICTOR A. KAUFMAN* Victor A. Kaufman	Vice Chairman and Director
/s/ THOMAS J. MCINERNEY* Thomas J. McInerney	Executive Vice President and Chief Financial Officer

/s/ MICHAEL H. SCHWERDTMAN Michael H. Schwerdtman	Vice President and Controller (Chief Accounting Officer)
/s/ EDGAR BRONFMAN, JR.* Edgar Bronfman, Jr.	Director
/s/ DONALD R. KEOUGH* Donald R. Keough	Director
/s/ MARIE-JOSÉE KRAVIS* Marie-Josée Kravis	Director
/s/ STEVEN RATTNER* Steven Rattner	Director
/s/ H. NORMAN SCHWARZKOPF* H. Norman Schwarzkopf	Director
/s/ ALAN G. SPOON* Alan G. Spoon	Director
/s/ DIANE VON FURSTENBERG* Diane Von Furstenberg	Director

        *By Attorney-in-fact.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of March 21, 2005, by and among IAC/InterActiveCorp, AJI Acquisition Corp. and Ask Jeeves, Inc.*
5.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares being issued.*
8.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.*
8.1a	Form of opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.
8.2	Form of opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.*
8.2a	Form of opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.
10.1	Employment Agreement, dated March 20, 2005, between Steve Berkowitz, AJI Acquisition Corp and IAC.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of Ernst & Young LLP.
23.4	Consent of Ernst & Young LLP.
23.5	Consent of Ernst & Young LLP.
23.6	Consent of Wachtell, Lipton, Rosen & Katz.*
23.6a	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1a hereto).
23.7	Consent of Gibson, Dunn & Crutcher LLP.*
23.7a	Consent of Gibson, Dunn & Crutcher LLP.
99.1	Opinion of Allen & Company LLC.*
99.2	Opinion of Citigroup Global Markets Inc.*
99.3	Consent of Allen & Company LLC.*
99.4	Consent of Citigroup Global Markets Inc.*
99.5	Form of Proxy Card of Ask Jeeves, Inc. for Common Stock.*
99.6	Consolidated Financial Statements of TripAdvisor, Incorporated.*

*
Previously filed.

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EXPLANATORY NOTE
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX